Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2012.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2012.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (5) the term “Fly Peridot” refers to our subsidiary, Fly Peridot Holdings Limited; (6) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (7) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (8) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (9) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (10) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (11) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (12) the term “GAAM” refers to Global Aviation Asset Management; and (13) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF JUNE 30, 2013 (UNAUDITED) AND DECEMBER 31, 2012

(Dollar amounts in thousands, except par value data)

	June 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	$139,304	$163,124
Restricted cash and cash equivalents	156,777	137,457
Rent receivables	2,143	3,124
Investment in unconsolidated subsidiaries	7,211	6,308
Flight equipment held for operating lease, net	2,620,545	2,616,864
Deferred tax asset, net	3,022	9,450
Fair market value of derivative assets	8,101	319
Other assets, net	31,785	32,026

Total assets	2,968,888	2,968,672

Liabilities
Accounts payable and accrued liabilities	21,058	15,662
Rentals received in advance	15,107	14,402
Payable to related parties	2,164	2,789
Security deposits	48,711	47,474
Maintenance payment liability	213,714	225,733
Secured borrowings, net	2,030,229	2,052,412
Fair market value of derivative liabilities	28,665	48,967
Other liabilities	30,626	29,231

Total liabilities	2,390,274	2,436,670

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 28,163,482 and 28,040,305 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	485,207	482,733
Retained earnings	108,887	83,138
Accumulated other comprehensive loss, net	(15,508)	(33,897)

Total shareholders’ equity	578,614	532,002

Total liabilities and shareholders’ equity	$2,968,888	$2,968,672

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months ended June 30, 2013	Three months ended June 30, 2012	Six months ended June 30, 2013	Six months ended June 30, 2012
Revenues
Operating lease revenue	$88,840	$98,935	$196,214	$201,357
Equity earnings from unconsolidated subsidiaries	481	2,273	903	4,128
Gain on sale of aircraft	—	8,489	6,451	8,489
Interest and other income	1,217	1,213	1,335	1,443

Total revenues	90,538	110,910	204,903	215,417

Expenses
Depreciation	35,207	34,318	69,743	68,493
Interest expense	29,164	36,628	60,185	73,650
Selling, general and administrative	9,554	9,361	19,258	18,778
Ineffective, dedesignated and terminated derivatives	(792)	(1,208)	(860)	(1,227)
Debt extinguishment costs	2,140	—	2,140	—
Maintenance and other costs	8,534	1,782	9,924	2,660

Total expenses	83,807	80,881	160,390	162,354

Net income before provision for income taxes	6,731	30,029	44,513	53,063
Provision for income taxes	816	4,300	5,753	6,947

Net income	$5,915	$25,729	$38,760	$46,116

Weighted average number of shares:
Basic	28,150,215	25,769,115	28,109,929	25,741,559
Diluted	28,260,475	25,924,964	28,211,847	25,885,182
Earnings per share:
Basic	$0.20	$1.00	$1.36	$1.78
Diluted	$0.20	$0.99	$1.35	$1.77
Dividends declared and paid per share	$0.22	$0.20	$0.44	$0.40

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Comprehensive Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended June 30, 2013	Three months ended June 30, 2012	Six months ended June 30, 2013	Six months ended June 30, 2012
Net income	$5,915	$25,729	$38,760	$46,116
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	15,166	1,386	19,274	6,382
Reclassification from other comprehensive income into earnings, net of deferred tax (2)	(69)	(73)	(138)	(147)

Comprehensive income	$21,012	$27,042	$57,896	$52,351

(1)	Deferred tax expense was $2.2 million and $0.1 million for the three month periods ended June 30, 2013 and 2012, respectively. For the six months periods ended June 30, 2013 and 2012, deferred tax expense was $2.8 million and $0.9 million, respectively.
(2)	Deferred tax benefit was $10,000 for each of the three month period ended June 30, 2013 and 2012. For the six months periods ended June 30, 2013 and 2012, deferred tax benefit was $20,000 and $21,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE SIX MONTHS ENDED JUNE 30, 2012 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2012	100	$—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033
Dividends to shareholders	—	—	—	—	—	(10,291)	—	(10,291)
Dividend equivalent	—	—	—	—	—	(279)	—	(279)
Shares issued in connection with vested share grant	—	—	83,588	—	—	—	—	—
Share-based compensation	—	—	—	—	1,646	—	—	1,646
Net income	—	—	—	—	—	46,116	—	46,116
Net change in the fair value of derivatives, net of deferred tax liability of $941	—	—	—	—	—	—	6,382	6,382
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $21	—	—	—	—	—	—	(147)	(147)

Balance June 30, 2012 (unaudited)	100	$—	25,769,115	$26	$456,832	$93,528	$(63,926)	$486,460

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

(Dollar amounts in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2013	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Dividends to shareholders	—	—	—	—	—	(12,356)	—	(12,356)
Dividend equivalents	—	—	—	—	—	(655)		(655)
Shares issued in connection with vested share grants	—	—	122,534	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	2,474	—	—	2,474
Derivative instruments terminated in connection with aircraft sale, net of deferred tax liability of $320 (1)	—	—	—	—	—	—	(747)	(747)
Net income	—	—	—	—	—	38,760	—	38,760
Net change in the fair value of derivatives, net of deferred tax liability of $2,779 (1)	—	—	—	—	—	—	19,274	19,274
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $20 (1)	—	—	—	—	—	—	(138)	(138)

Balance June 30, 2013 (unaudited)	100	$—	28,163,482	$28	$485,207	$108,887	$(15,508)	$578,614

(1)	See Note 6 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Six months ended June 30, 2013	Six months ended June 30, 2012
Cash Flows from Operating Activities
Net Income	$38,760	$46,116
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiaries	(903)	(4,128)
Gain on sale of aircraft	(6,451)	(8,489)
Depreciation	69,743	68,493
Amortization of debt issuance costs	3,748	1,815
Amortization of lease incentives	3,839	3,303
Amortization of lease discounts/premiums and other items	4,135	2,588
Amortization of fair market value adjustments associated with the GAAM acquisition	8,056	12,552
Share-based compensation	2,474	1,646
Interest included in principal balance	1,286	—
Deferred income taxes	4,925	5,960
Unrealized gain on derivative instruments	(860)	(1,227)
Security deposits and maintenance payment liability relieved	(31,377)	(29,561)
Security deposits and maintenance payment claims applied towards operating lease revenues	(2,101)	(7,539)
Changes in operating assets and liabilities:
Rent receivables	(318)	690
Other assets	(1,023)	2,181
Payable to related parties	(4,193)	(1,616)
Accounts payable and accrued liabilities	1,544	1,704
Rentals received in advance	705	(733)
Other liabilities	4,774	(1,433)

Net cash flows provided by operating activities	96,763	92,322

Cash Flows from Investing Activities
Distributions from unconsolidated affiliates	—	2,481
Purchase of flight equipment	(130,513)	(27,302)
Proceeds from sale of aircraft	31,039	50,749
Lessor contribution to maintenance	(9,127)	(2,167)

Net cash flows (used in) provided by investing activities	(108,601)	23,761

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(19,320)	7,718
Security deposits received	6,823	2,980
Security deposits returned	(2,553)	(1,020)
Maintenance payment liability receipts	27,166	27,671
Maintenance payment liability disbursements	(11,743)	(7,242)
Debt issuance costs	(4,364)	(984)
Proceeds from sale of notes payable	—	87,282
Proceeds from secured borrowings	138,956	54,000
Repayment of secured borrowings	(133,936)	(170,289)
Proceeds from termination of interest rate contract	—	1,602
Dividends	(12,356)	(10,291)
Dividend equivalents	(655)	(279)

Net cash flows used in financing activities	(11,982)	(8,852)

Net (decrease) increase in cash	(23,820)	107,231
Cash at beginning of period	163,124	82,105

Cash at end of period	$139,304	$189,336

Supplemental Disclosure:
Cash paid during the period for:
Interest	$49,471	$61,592
Taxes	208	770
Noncash Activities:
Security deposits applied to rent receivables	1,299	1,000
Security deposits and maintenance payment liability disbursements applied as rentals received in advance	—	345
Noncash activities in connection with sale of aircraft:
Secured borrowings assumed by buyer	38,500	—
Derivative liabilities assumed by buyer	5,000	—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the six months ended June 30, 2013

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to its Manager for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

Fly has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). On December 28, 2012, Fly sold its 15.0% interest in BBAM LP to Onex Corporation and its affiliates (collectively, “Onex”).

Fly accounts for its interest in unconsolidated subsidiaries using the equity method as the Company does not control the entities. Under the equity method, the Company’s investment is initially recorded at cost and the carrying amount is affected by its share of the unconsolidated subsidiaries’ undistributed earnings and losses, and distributions of dividends and capital.

The Company has one operating and reportable segment which is aircraft leasing.

The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.

Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB issued guidance which requires companies to present, in one place, information about reclassifications out of accumulated other comprehensive income (“AOCI”). It also requires companies to present the reclassifications by component. For significant items reclassified out of AOCI to net income in their entirety, companies must disclose the line item on the statement of income that was affected. This can be done on the face of the statement in certain circumstances or in the notes. For significant items not reclassified to net income in their entirety during the reporting period, companies must cross-reference the note where additional details about the effects of the reclassification are disclosed. The Company adopted the guidance prospectively commencing in the 2013 fiscal year and interim periods within the year.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of June 30, 2013 and December 31, 2012, the Company had 103 and 109 aircraft held for operating leases, respectively. During the six month period ended June 30, 2013, the Company purchased three aircraft for a combined purchase price of $130.5 million. These acquisitions were funded with a combination of unrestricted cash and borrowings of $94.6 million from the Fly Acquisition II Facility. During the six month period ended June 30, 2013, the Company sold nine aircraft and recognized a pre-tax gain on sale of $6.5 million. The buyer of six of the aircraft also assumed the underlying debt financing and derivative instruments associated with the aircraft.

As of June 30, 2013 and December 31, 2012, flight equipment held for operating leases consisted of the following:

	June 30, 2013	December 31, 2012
	(Dollars in thousands)
Cost	$3,108,176	$3,047,274
Accumulated depreciation	(487,631)	(430,410)

Flight Equipment Held for Operating Leases, net	$2,620,545	$2,616,864

The Company capitalized $9.3 million and $0.1 million of major maintenance expenditures for the six month periods ended June 30, 2013 and 2012, respectively. These amounts have been included in flight equipment held for operating leases.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables below is based on the principal operating location of the lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	June 30, 2013		December 31, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$356,504	14%	$365,411	14%
Germany	95,477	4%	107,568	4%
Other	596,500	22%	606,507	23%

Europe — Total	1,048,481	40%	1,079,486	41%

Asia and South Pacific:
China	324,345	12%	300,568	11%
India	123,411	5%	146,659	6%
Other	308,320	12%	265,911	10%

Asia and South Pacific — Total	756,076	29%	713,138	27%

North America:
United States	300,459	12%	266,603	10%
Other	33,906	1%	34,650	2%

North America — Total	334,365	13%	301,253	12%

Mexico, South and Central America:
Mexico	131,120	5%	169,710	6%
Other	82,530	3%	97,319	4%

Mexico, South and Central America — Total	213,650	8%	267,029	10%

Middle East and Africa — Total	159,949	6%	163,489	6%

Off-Lease — Total	108,024	4%	92,469	4%

Total flight equipment held for operating leases, net	$2,620,545	100%	$2,616,864	100%

At June 30, 2013, aircraft held for operating leases were on lease to 54 lessees in 31 countries. The Company had six aircraft that were off-lease at June 30, 2013. At December 31, 2012, aircraft held for operating leases were on lease to 55 lessees in 32 countries. At December 31, 2012, the Company had six aircraft off-lease.

The distribution of operating lease revenue by geographic region for the three month periods ended June 30, 2013 and 2012 is as follows:

	Three months ended June 30, 2013		Three months ended June 30, 2012
	(Dollars in thousands)
Europe:
Germany	$10,072	12%	$10,803	11%
United Kingdom	10,007	11%	11,518	12%
Other	20,668	23%	21,351	21%

Europe — Total	40,747	46%	43,672	44%

Asia and South Pacific:
China	10,915	13%	9,234	9%
India	3,803	4%	13,244	13%
Other	7,985	9%	8,605	9%

Asia and South Pacific — Total	22,703	26%	31,083	31%

North America:
United States	9,946	11%	10,327	11%
Other	973	1%	972	1%

North America — Total	10,919	12%	11,299	12%

Mexico, South and Central America:
Mexico	7,362	8%	4,714	5%
Other	2,617	3%	3,279	3%

Mexico, South and Central America — Total	9,979	11%	7,993	8%

Middle East and Africa — Total	4,492	5%	4,888	5%

Total Operating Lease Revenue	$88,840	100%	$98,935	100%

The distribution of operating lease revenue by geographic region for the six month periods ended June 30, 2013 and 2012 is as follows:

	Six months ended June 30, 2013		Six months ended June 30, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$27,795	14%	$23,028	11%
Germany	12,955	7%	17,123	9%
Other	48,130	24%	46,110	23%

Europe — Total	88,880	45%	86,261	43%

Asia and South Pacific:
India	14,287	7%	31,705	16%
China	20,149	10%	18,450	9%
Other	15,826	9%	17,196	8%

Asia and South Pacific — Total	50,262	26%	67,351	33%

North America:
United States	20,273	10%	20,655	10%
Other	1,946	1%	1,946	1%

North America — Total	22,219	11%	22,601	11%

Mexico, South and Central America:
Mexico	12,057	6%	9,406	5%
Other	13,812	7%	6,050	3%

Mexico, South and Central America — Total	25,869	13%	15,456	8%

Middle East and Africa — Total	8,984	5%	9,688	5%

Total Operating Lease Revenue	$196,214	100%	$201,357	100%

No customer accounted for 10% or more of the total operating lease revenue for the three or six month periods ended June 30, 2013. The Company had two customers that each accounted for 10% of the total operating lease revenue for the three month period ended June 30, 2012 and one customer that accounted for 12% of the total operating lease revenue for the six month period ended June 30, 2012, which was attributable to non-recurring end of lease revenue associated with the termination of their leases. During the three and six month periods ended June 30, 2012, the Company did not accrue rent from two lessees due to concerns about their financial condition and only recognized revenue as cash was received from these lessees. The leases related to those lessees were terminated in the first quarter of 2013. During the three and six month periods ended June 30, 2012, the Company recognized revenue, excluding end of lease income, from those lessees of $3.3 million and $7.1 million, respectively.

For the three month periods ended June 30, 2013 and 2012, the Company recognized end of lease revenue of $17.0 million and $14.1 million, respectively. For the six month periods ended June 30, 2013 and 2012, the Company recognized end of lease revenue of $47.6 million and $30.0 million, respectively.

The amortization of lease premiums, net of lease discounts, which has been included as a component of operating lease revenue, was approximately $1.0 million and $2.3 million for the three and six month periods ended June 30, 2013, respectively. Amortization of lease premiums, net of lease discounts, was approximately $2.0 million and $4.0 million for the three and six month periods ended June 30, 2012, respectively.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.9 million and $3.8 million for the three and six month periods ended June 30, 2013, respectively. The amortization of lease incentives totaled $1.6 million and $3.3 million for the three and six month periods ended June 30, 2012, respectively.

As of June 30, 2013 and December 31, 2012, the average remaining lease term of the Company’s aircraft portfolio, weighted by net book value, was 3.7 years and 3.2 years, respectively.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Investment in BBAM LP

BBAM provides management and administrative services to Fly, including servicing of its aircraft portfolio. On December 28, 2012, the Company sold its 15% interest in BBAM LP to Onex for $49.5 million, which it had purchased on April 29, 2010 for $8.75 million. In June 2013, the Company received an additional $1.0 million of proceeds as a result of working capital adjustments pursuant to the purchase and sale agreement.

For the three and six month periods ended June 30, 2012, the Company recognized $1.9 million and $3.4 million in equity earnings from its investment in BBAM LP, respectively. The Company received distributions of $2.2 million during the six month period ended June 30, 2012.

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the three and six month periods ended June 30, 2013, the Company recognized $0.5 million and $0.9 million, respectively, in equity earnings from its investment in Fly-Z/C LP. For the three and six month periods ended June 30, 2012, the Company recognized $0.4 million and $0.7 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company received no distributions during the six month period ended June 30, 2013. The Company received distributions of $0.3 million during the six month period ended June 30, 2012.

5. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of June 30, 2013 and December 31, 2012 are presented below:

	Net carrying value as of		Weighted average interest rate (1) as of
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012	Maturity date
	(in thousands)
Notes Payable	$614,186	$639,281	3.49%	3.85%	November 2033
Nord LB Facility	474,198	490,717	4.17%	4.14%	November 2018
BOS Facility	207,815	268,625	5.25%	5.18%	September 2013 – December 2017
Term Loan	369,496	377,646	4.50%	5.75%	August 2018
Fly Acquisition II Facility	138,684	—	4.60%	—	July 2018 (2)
Other aircraft secured borrowings	225,850	276,143	5.49%	5.54%	December 2013 – February 2019

Total	$2,030,229	$2,052,412

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes amortization of debt discounts.
(2)	On July 3, 2013, the total commitment under the Fly Acquisition II Facility was increased to $450.0 million and the maturity date was extended to July 2018.

Notes Payable

	Balance as of
	June 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Notes issued	$633,478	$660,444
Unamortized discount	(19,292)	(21,163)

Notes payable, net	$614,186	$639,281

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and, in certain circumstances, principal on the Notes.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, all revenues collected during each monthly period have been applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments. The final maturity date of the Notes is November 14, 2033.

In 2009, the Company repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes. In 2011, the Company sold $40.8 million principal amount of these repurchased Notes. During the first quarter of 2012, the Company sold the remaining $106.7 million principal amount of Notes for $87.3 million.

During the six month periods ended June 30, 2013 and 2012, the Company made principal payments of $27.0 million and $5.0 million, respectively. The payment made in 2012 was net of $0.1 million, which was paid to the Company in respect of the Notes it previously held.

During the six month period ended June 30, 2013, two aircraft that secured the Notes were sold. In June 2012, three aircraft were sold. At June 30, 2013, 35 aircraft were financed under this facility.

B&B Air Funding is subject to certain financial and operating covenants. As of June 30, 2013, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. B&B Air Funding has not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of the Company’s cash. The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

During the six month period ended June 30, 2012, the Company made principal repayments of $33.9 million under the B&B Air Acquisition Facility, which included a $16.1 million repayment using funds from a cash collateral account.

Nord LB Facility

	Balance as of
	June 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$489,072	$508,942
Unamortized debt discount	(14,874)	(18,225)

Nord LB Facility balance, net	$474,198	$490,717

As of June 30, 2013 and December 31, 2012, 18 aircraft were financed with a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). In February 2012, the Company completed an extension of the Nord LB Facility to November 2018.

The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate its exposure to interest rate fluctuations, the Company has entered into interest rate swap arrangements. The blended weighted average interest rates for the facility, excluding debt discount amortization, were 4.17% and 4.14% as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013 and December 31, 2012, interest accrued on the facility totaled $0.7 million and $0.9 million, respectively.

The Company pays 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from such termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft. During the six month period ended June 30, 2013, the Company made total principal payments of $21.2 million. During the six month period ended June 30, 2012, the Company made total principal payments of $39.1 million, which included a $25.0 million principal payment made in connection with the Nord LB Facility extension.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of the aircraft. As of June 30, 2013, there was no default under the Nord LB Facility.

In July 2013, the Company sold one Boeing 737-700 aircraft from the Nord LB Facility.

BOS Facility

	Balance as of
	June 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Senior tranches	$186,856	$242,815
Junior tranches	25,320	32,701

Total outstanding principal balance	212,176	275,516
Unamortized debt discount	(4,361)	(6,891)

BOS Facility balance, net	$207,815	$268,625

At December 31, 2012, eleven aircraft were financed through a facility with Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). Two aircraft were refinanced in May 2013, resulting in repayments of $54.5 million under this facility. At June 30, 2013, nine aircraft remained financed through this facility.

During the six month period ended June 30, 2012, two aircraft were refinanced resulting in repayments of $34.4 million under this facility.

The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates generally matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and effectively cross-defaulted, and the lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default on any loan. In June 2013, the Company started pledging free cash flow from the financed aircraft as additional collateral for the lenders. During the six month periods ended June 30, 2013 and 2012, the Company made scheduled principal payments totaling $8.8 million and $14.2 million, respectively.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. As of June 30, 2013 and December 31, 2012, the weighted average interest rates on senior and junior tranche loans, excluding the debt discount amortization, are presented below:

	As of
	June 30, 2013	December 31, 2012
Fixed rate loans:
Senior tranches	6.22%	5.88%
Junior tranches	7.74%	7.39%
Variable rate loans:
Senior tranches	1.63%	1.64%
Junior tranches	2.90%	2.91%
Facility weighted average interest rate	5.25%	5.18%

As of June 30, 2013 and December 31, 2012, the interest accrued under the BOS Facility totaled $0.4 million.

The borrowers in the BOS Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft. As of June 30, 2013, there was no default under the BOS Facility.

Term Loan

	Balance as of
	June 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$380,188	$390,062
Unamortized debt discount	(10,692)	(12,416)

Term Loan balance, net	$369,496	$377,646

On August 9, 2012, the Company, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at one month LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%. The Term Loan was originally secured by 23 aircraft.

On December 18, 2012, the Company re-priced the Term Loan to reduce the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, the Company paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million.

On May 21, 2013, the Company completed a second re-pricing of the Term Loan to further reduce the interest rate margin to 3.50% and the LIBOR floor was reduced by 0.25% to 1.00%. In conjunction with this re-pricing, the Company paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. The Company made a principal payment of $9.9 million during the six month period ended June 30, 2013. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of June 30, 2013, there was no breach of the LTV Maintenance Test. The Company is required to seek new appraisals semi-annually.

Until May 2014, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by the Company’s equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by the Company on a recourse basis. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed by the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

There are no financial covenants in the Term Loan. However, the subsidiaries are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Term Loan also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and leasing of aircraft. The Company may substitute an aircraft with an appraised value equal to or greater than the subject aircraft provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

During the six month period ended June 30, 2013, the Company sold one aircraft financed through the Term Loan and as a result, 22 aircraft were financed under the Term Loan as of June 30, 2013.

In July 2013, the Company purchased one Boeing 737-800 aircraft using a combination of unrestricted cash and proceeds from the sale of an aircraft previously financed under this facility. The acquired aircraft replaced the aircraft that was sold as collateral under this facility.

As of June 30, 2013, there was no default under the Term Loan.

Fly Acquisition II Facility

	Balance as of
	June 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$138,684	$—

On November 7, 2012, the Company, through a wholly-owned subsidiary entered into a senior secured revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term, with an original maturity date of November 7, 2017.

On July 3, 2013, the Company increased total commitments under the Fly Acquisition II Facility up to $450.0 million. The availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period, with a final maturity date of July 3, 2018. The Company will pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. The applicable margin has been reduced by 0.50% to 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period.

Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of such funding. During the second quarter of 2013, the Company purchased three Boeing 737-800 aircraft manufactured in 2013 using a combination of unrestricted cash and $94.6 million drawn under the Fly Acquisition II Facility. In addition, the Company refinanced two aircraft originally financed under the BOS Facility using a combination of unrestricted cash and $44.4 million drawn under the Fly Acquisition II Facility. At June 30, 2013, five aircraft were financed through this facility.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the current market value or base value appraisal. The outstanding aggregate amount of loans under the facility cannot exceed the sum of (x) the aggregate borrowing base of all aircraft and (y) if there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then 50% of maintenance reserves paid with respect to the aircraft and pledged to the lenders.

During the availability period, the Company is required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

The Company may make voluntary prepayments under the Fly Acquisition II Facility. In addition, the Company is required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft.

Borrowings are secured by the beneficial interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, the Company is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then all of the maintenance reserves to be paid in respect of the financed aircraft following the occurrence of such event will be pledged to the lenders. Upon the occurrence of an event of default in respect of the borrowing base, the Company will also be required to pledge to the lenders all maintenance reserves deemed to have been received in respect of the financed aircraft prior to such event of default.

The Company is subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft.

As of June 30, 2013, there was no default under the Fly Acquisition II Facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, the Company has entered into and may periodically enter into additional borrowings to finance the acquisition of aircraft. These borrowings are usually structured as individual loans that are secured by pledges of the Company’s rights, title and interest in the financed aircraft and related leases. The maturity date on each loan generally matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. The Company made principal payments totaling $12.3 million and $9.2 million during the six month periods ended June 30, 2013 and 2012, respectively.

These loans contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on the Company’s activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. None of these loans include any financial covenants. The Company was not in default under any of these debt financings at June 30, 2013.

As of June 30, 2013, other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the obligations under the GAAM Facility No. 1.

As of June 30, 2013 and December 31, 2012, interest accrued on these loans totaled $0.9 million and $1.0 million, respectively.

The following table contains a summary of the key terms related to these other aircraft secured debt borrowings:

	Number of Aircraft Financed	Principal Balance Outstanding as of		Weighted Average Interest Rates (1)	Maturity Date
		June 30, 2013	December 31, 2012
		(in thousands)
GAAM Facility No. 1 (2)	—	$—	$42,090	—	—
GAAM Facility No. 2	2	30,382	31,630	6.30%	August 2014 – December 2015
GAAM Note Payable 1 (3)	1	19,540	19,989	1.71%	December 2015
GAAM Note Payable 2	1	16,009	16,696	6.22%	December 2017
GAAM Note Payable 3	1	13,355	14,194	5.69%	December 2016
GAAM Note Payable 4	1	13,690	14,419	5.87%	January 2018
Aircraft Note Payable 1	1	25,625	26,560	6.41%	December 2018
Aircraft Note Payable 2	1	26,108	27,008	7.20%	February 2019
Aircraft Note Payable 3	1	22,506	23,894	5.14%	December 2015
Aircraft Note Payable 4	1	16,577	17,611	5.33%	May 2016
Aircraft Note Payable 5	1	10,236	10,909	4.32%	December 2013
Aircraft Note Payable 6	1	10,199	10,835	4.65%	December 2013
Aircraft Note Payable 7	1	11,207	12,267	5.12%	June 2015
Aircraft Note Payable 8	1	11,213	12,273	5.12%	June 2015

Total outstanding principal balance		$226,647	$280,375
Unamortized debt discount (2) (3)		(797)	(4,232)

Other aircraft secured borrowings balance, net		$225,850	$276,143

(1)	Represents the contractual interest rates.
(2)	In connection with the sale of the six aircraft financed by this facility in March 2013, the buyer assumed the debt facility which had an outstanding balance of $38.5 million, net of unamortized discount of $2.9 million. As of December 31, 2012, the unamortized discount associated with this facility totaled $3.2 million.
(3)	As of June 30, 2013 and December 31, 2012, the unamortized discount associated with GAAM Note Payable 1 totaled $0.8 million and $1.0 million, respectively.

Other Secured Borrowing

The Company had an $85.0 million credit facility agreement with an international commercial bank. The outstanding principal balance of $34.5 million was fully repaid during the first quarter of 2012.

6. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of June 30, 2013 and December 31, 2012, the Company had interest rate swap contracts with notional amounts aggregating $1.3 billion and $933.3 million, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value gain on the interest rate swap contracts, reflected as derivative assets, was $8.1 million June 30, 2013. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $28.3 million and $47.5 million as of June 30, 2013 and December 31, 2012, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency coupon swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in a currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. As of June 30, 2013 and December 31, 2012, the Company had one and four cross currency swap contracts that were assumed in connection with the acquisition of the GAAM Portfolio, respectively. The unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $0.3 million as of December 31, 2012. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was $0.4 million and $1.4 million as of June 30, 2013 and December 31, 2012, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three and six month periods ended June 30, 2013, the Company recorded a net unrealized gain of $15.2 million and $19.3 million, after the applicable net tax expenses of $2.2 million and $2.8 million, respectively. For the three and six month periods ended June 30, 2012, the Company recorded a net unrealized gain of $1.4 million and $6.4 million, after the applicable net tax expense of $0.1 million and $0.9 million, respectively.

As of June 30, 2013, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Deferred Tax Expense	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	27	10/15/2017 - 11/14/2018	0.89% - 1.83%	$451,915	$8,724	$(471)	$8,253	$(1,084)	$7,169	$—
Accrued interest				—	(168)	—	(168)	—	—	—

Total – designated derivative assets	27			$451,915	$8,556	$(471)	$8,085	$(1,084)	$7,169	$—

As of June 30, 2013, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	6	1/14/2015 - 11/14/2018	1.35% - 4.93%	$451,843	$(28,640)	$1,109	$(27,531)	$3,399	$(23,793)	$38
Accrued interest				—	(747)	—	(747)	—	—	—

Total – designated derivative liabilities	6			$451,843	$(29,387)	$1,109	$(28,278)	$3,399	$(23,793)	$38

During the first quarter of 2013, the Company entered into an interest rate cap agreement which expires on August 11, 2014. The agreement limits the maximum LIBOR exposure on certain loan advances with an aggregate notional balance of $361.2 million to 1.25%. The Company paid a fee of $0.1 million which will be amortized over the term of the agreement. As of June 30, 2013, the designated derivative instrument, classified as a derivative asset, had a fair market value of $24,000.

Undesignated Derivatives

Cross currency swap contracts assumed in connection with the acquisition of the GAAM Portfolio have historically qualified for hedge accounting treatment. However, due to foreign currency exchange rates of the underlying contracts being different from market rates at the acquisition date, these contracts no longer qualified for hedge accounting treatment and were de-designated. Changes in the fair value of these derivatives are recorded directly into income.

As of June 30, 2013, the Company had the following undesignated derivative liability (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Cross currency swap contracts	1	01/23/2014	—	$1AUD to 0.7803	$370	$(399)	$4	$(395)	$1,037

Total – undesignated derivative liabilities	1				$370	$(399)	$4	$(395)	$1,037

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which are being amortized as a reduction to interest expense over the original term of the contracts.

In connection with the sale of six aircraft by the Company during the first quarter of 2013, the buyer assumed the underlying debt financing and derivative contracts associated with the aircraft. As of the disposal date, the derivative contracts were classified as derivative liabilities and had a negative fair market value of $5.0 million.

In connection with three cross currency and one interest rate swap contracts that expired or terminated, the Company recognized net fair value losses totaling $0.2 million during each of the three and six month periods ended June 30, 2013.

7. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. As of June 30, 2013 and December 31, 2012, the Company had made grants aggregating 1,500,000 shares under the 2010 Plan, respectively.

A summary of the Company’s SAR activity for the six month period ended June 30, 2013 is presented below:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2012	892,004	$12.74
SARs granted	—	—
SARs exercised	(3,370)	$12.42
SARs canceled or forfeited	—	—

Outstanding at June 30, 2013	888,634	$12.74
Exercisable at June 30, 2013	650,116	$12.72

A summary of the Company’s RSU activity for the six month period ended June 30, 2013 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2012	284,014	$12.88
RSUs granted	—	—
RSUs vested	(122,534)	12.98
RSUs canceled or forfeited	—	—

Outstanding and unvested at June 30, 2013	161,480	$12.81

At June 30, 2013 and December 31, 2012, unvested RSUs and SARs had a weighted average remaining vesting term of 1.0 year in each period.

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended June 30, 2013	Three months ended June 30, 2012	Six months ended June 30, 2013	Six months ended June 30, 2012
Risk-free interest rate	0.90% – 2.33%	0.90% – 2.73%	0.90% – 2.33%	0.90% – 2.73%
Volatility	52% – 63%	56% – 70%	52% – 63%	56% – 70%
Expected life	6 – 9 years	6 – 10 years	6 – 9 years	6 – 10 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $0.7 million and $2.5 million for the three and six month periods ended June 30, 2013, respectively. Share-based compensation expense totaled $0.8 million and $1.6 million for the three and six month periods ended June 30, 2012, respectively. Unamortized share-based compensation expense totaled $1.9 million and $2.6 million at June 30, 2013 and December 31, 2012, respectively.

8. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia and Singapore that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft. In addition, repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at 25.0% and 12.5% tax rates, respectively. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiary pays a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0%.

The Company’s tax provision for the first quarter of March 31, 2012 also included U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes were included in BBAM LP’s results and were reflected in the Company’s equity earnings from BBAM LP.

Income tax expense by jurisdiction is shown below:

	Three months ended June 30, 2013	Three months ended June 30, 2012	Six months ended June 30, 2013	Six months ended June 30, 2012
	(Dollars in thousands)
Current tax expense:
Ireland	$76	$27	$743	$66
France	(154)	33	3	43
Luxembourg	43	—	82	—
United States	—	460	—	878

Current tax expense — total	(35)	520	828	987

Deferred tax expense:
Ireland	659	2,799	4,235	4,478
France	(22)	6	(37)	2
Australia	214	943	727	1,419
United States	—	32	—	61

Deferred tax expense — total	851	3,780	4,925	5,960

Provision for income taxes	$816	$4,300	$5,753	$6,947

The Company had no unrecognized tax benefits as of June 30, 2013 and December 31, 2012. The principal components of the Company’s net deferred tax asset (liability) were as follows:

	June 30, 2013	December 31, 2012
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$175,790	$165,397
Deductible intra-group interest	9,495	8,663
Net unrealized losses on derivative instruments	2,267	6,928
Basis difference on acquisition of GAAM Australian assets	14,409	16,493
Other	299	61
Valuation allowance	(22,505)	(24,588)

Total deferred tax asset	179,755	172,954

Deferred tax liability:
Excess of tax depreciation over book depreciation	(152,897)	(137,509)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(2,603)	(4,324)
Security deposits and maintenance reserve liability	(413)	(551)
Lease premiums, net	(207)	(307)
Net earnings of non-European Union member subsidiaries	(20,613)	(20,813)

Total deferred tax liability	(176,733)	(163,504)

Deferred tax asset, net	$3,022	$9,450

The Company had recorded a valuation allowance against a deferred tax asset in connection with the acquisition of GAAM’s Australian assets. In connection with the sale of aircraft owned by a wholly-owned Australian subsidiary, the Company generated capital gains and has determined it can now utilize a portion of the deferred tax asset.

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented.

The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.

9. SHAREHOLDERS’ EQUITY

The Company had a $25.0 million share repurchase program which expired in May 2013. On May 1, 2013, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2014. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

No shares were repurchased during the six month periods ended June 30, 2013 and 2012. During the six month period ended June 30, 2013, the Company issued 123,177 shares in connection with RSUs that vested and SARs that were exercised. As of June 30, 2013, there were 28,163,482 shares outstanding.

In July 2013, the Company closed its offering of 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million.

10. EARNINGS PER SHARE

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities. Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs and RSUs during the period.

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. The Company had no anti-dilutive SARs during the six month period ended June 30, 2013. As of June 30, 2012, 352,688 SARs were excluded from the calculation of dilutive earnings per share as they were anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$5,915	$25,729	$38,760	$46,116
Less: Dividend equivalents paid on vested RSUs and SARs	(218)	(71)	(655)	(279)

Net income available to common shareholders	$5,697	$25,658	$38,105	$45,837

Denominator
Weighted average shares outstanding-Basic	28,150,215	25,769,115	28,109,929	25,741,559
Dilutive common equivalent shares:
RSUs	91,819	155,673	86,797	143,028
SARs	18,441	176	15,121	595

Weighted average shares outstanding-Diluted	28,260,475	25,924,964	28,211,847	25,885,182
Earnings per share:
Basic	$0.20	$1.00	$1.36	$1.78
Diluted	$0.20	$0.99	$1.35	$1.77

11. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

12. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

BBAM received base and rent fees pursuant to the Agreements in amounts totaling $2.8 million and $3.1 million for the three month periods ended June 30, 2013 and 2012, respectively. For the six month periods ended June 30, 2013 and 2012, base and rent fees incurred totaled $5.7 million and $6.3 million, respectively. BBAM also received administrative fees from aircraft owning subsidiaries of the Company totaling $0.5 million and $0.4 million for the three month periods ended June 30, 2013 and 2012, respectively. For the six month periods ended June 30, 2013 and 2012, BBAM received administrative fees of $1.0 million and $0.8 million, respectively.

For the three and six month periods ended June 30, 2013, the Company incurred $2.0 million of origination fees for newly acquired aircraft. For the six month period ended June 30, 2012, $0.4 million of origination fees were incurred. No aircraft were acquired during the three month period ended June 30, 2012. For the three and six month periods ended June 30, 2013, fees of $0.1 million and $1.6 million were incurred for disposed aircraft, respectively. For the three and six month periods ended June 30, 2012, fees of $0.7 million were incurred for aircraft disposed.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. The amount is also subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three month periods ended June 30, 2013 and 2012, the Company incurred $2.6 million and $2.5 million of Management Expenses, respectively. For the six month periods ended June 30, 2013 and 2012, the Company incurred $5.2 million and $5.1 million of Management Expenses, respectively.

At June 30, 2013 and December 31, 2012, the Manager incurred reimbursable expenses totaling $0.3 million and $0.5 million, respectively, in connection with the performance of its services, which are payable by the Company.

In connection with the Company’s underwritten public offering in July 2013, the Company sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at a price of $14.00 per ADS, generating proceeds of $2.0 million.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investments in unconsolidated affiliates and flight equipment held for operating leases. Fly accounts for its investments in unconsolidated affiliates under the equity method and records impairment when its fair value is less than its carrying value (Level 3). For the three and six month periods ended June 30, 2013 and 2012, no impairment was recorded by the Company in regards its investments in unconsolidated affiliates.

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the three and six month periods ended June 30, 2013 and 2012, no impairment was recorded by the Company with respect to its flight equipment held for operating lease.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	June 30, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$614,186	$525,787	$639,281	$587,795
Nord LB Facility	474,198	474,198	490,717	490,717
BOS Facility	207,815	206,667	268,625	266,794
Term Loan	369,496	384,940	377,646	397,864
Fly Acquisition II Facility	138,684	138,684	—	—
Other aircraft secured debt	225,850	225,850	276,143	275,122
Derivative asset	8,101	8,101	319	319
Derivative liabilities	28,665	28,665	48,967	48,967

As of June 30, 2013 and December 31, 2012, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
June 30, 2013:
Derivative asset	—	$8,101	—	$8,101
Derivative liabilities	—	28,665	—	28,665
December 31, 2012:
Derivative asset	—	$319	—	$319
Derivative liabilities	—	48,967	—	48,967

14. SUBSEQUENT EVENTS

In July 2013, the Company purchased two Boeing 737-800 aircraft manufactured in 1999 and 2002 on six-year leases to a German carrier. These acquisitions were funded with a combination of unrestricted cash and secured debt financing. Also in July 2013, the Company purchased one Boeing 777-300ER aircraft on a five year lease to a South American carrier and entered into a purchase and leaseback agreement with the same carrier for a new Boeing 787-800 aircraft. The acquisition of the Boeing 777-300ER aircraft was funded with a combination of unrestricted cash and $128.0 million of secured debt financing guaranteed by Fly Leasing Limited.

On July 1, 2013, the Company sold one Boeing 737-700 aircraft manufactured in 1999 for approximately net book value.

On July 3, 2013, the Company increased total commitments under the Fly Acquisition II Facility from $250 million up to $450 million. The availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period. The applicable margin was reduced by 0.50% to 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period.

In July 2013, the Company closed its offering of 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million.

On July 15, 2013, the Company declared a dividend of $0.22 per share or approximately $9.1 million, payable on August 20, 2013 to shareholders of record at July 31, 2013.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2012. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and six month periods ended June 30, 2013, we had net income of $5.9 million and $38.8 million, respectively, or diluted earnings per share of $0.20 and $1.35, respectively. Included in net income for the six month period ended June 30, 2013 were gains from sale of aircraft of $6.5 million. Total revenues were $90.5 million and $204.9 million, which included end of lease revenue of $17.0 million and $47.6 million, for the three and six month periods ended June 30, 2013, respectively. Total expenses for the three and six month periods ended June 30, 2013 totaled $83.8 million and $160.4 million, respectively.

Net cash flows provided by operating activities for the six month period ended June 30, 2013 totaled $96.8 million. Net cash flow used in investing activities was $108.6 million, and net cash used in financing activities was $12.0 million for the six month period ended June 30, 2013. We paid $13.0 million in dividends and dividend equivalents associated with stock-based compensation awards during the six month period ended June 30, 2013.

In July 2013, we closed our underwritten public offering of 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS, generating net proceeds of approximately $172.6 million.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our balance sheet at a fair value that was lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums reduces our reported operating lease revenues for the remaining terms of such leases.

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for year ended December 31, 2013 and for the succeeding five years. This table reflects our current portfolio and debt facilities. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Six months ended December 31,	Year ended December 31,
	2013	2014	2015	2016	2017	2018
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$826	$884	$67	$—	$—	$—
Amortization of fair value debt discounts	4,738	7,058	4,103	2,583	1,907	1,209

Total amortization of GAAM purchase accounting adjustments	$5,564	$7,942	$4,170	$2,583	$1,907	$1,209

Market Conditions

The airline industry continues to perform well. Capacity factors are near all-time highs and airlines are expected to generate more profits in 2013 than they did in 2012. However, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers, continue to struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

Contributing to the volatility of the aircraft leasing market conditions are macro-economic factors and political trends. There continues to be an overall positive trend in world air traffic demand which we believe will drive growth in the aircraft leasing market in the long-term. Aircraft demand continues to increase each year, with aircraft manufacturers increasing their production rates to meet this demand. Currently, leased aircraft make up approximately 40% of the worldwide commercial jet aircraft fleet that is in service and this percentage is expected to increase to 50% by 2020. Market conditions for lease rates are generally stable with lease rates on certain types of aircraft firming, depending on the aircraft type and age.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of operations of Fly for the three month periods ended June 30, 2013 and 2012.

Consolidated Statements of Income of Fly for the three months ended June 30, 2013 and 2012

	Three months ended June 30, 2013	Three months ended June 30, 2012
	(Dollars in thousands)
Revenues
Operating lease revenue	$88,840	$98,935
Equity earnings from unconsolidated joint ventures	481	2,273
Gain on sale of aircraft	—	8,489
Interest and other income	1,217	1,213

Total revenues	90,538	110,910

Expenses
Depreciation	35,207	34,318
Interest expense	29,164	36,628
Selling, general and administrative	9,554	9,361
Ineffective, dedesignated and terminated derivatives	(792)	(1,208)
Debt extinguishment costs	2,140	—
Maintenance and other costs	8,534	1,782

Total expenses	83,807	80,881

Net income before provision for income taxes	6,731	30,029
Provision for income taxes	816	4,300

Net income	$5,915	$25,729

As of June 30, 2013 and 2012, we had 103 and 108 aircraft in our portfolio, respectively. As of June 30, 2013, we had 97 aircraft on lease to 54 lessees, compared to June 30, 2012, when 105 of our aircraft were on lease to 53 lessees.

	Three months ended June 30,		Increase/ Decrease
	2013	2012
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$74,950	$88,539	$(13,589)
End of lease revenue	16,953	14,075	2,878
Lease incentives	(1,906)	(1,598)	(308)
Other	(1,157)	(2,081)	924

Total operating lease revenue	$88,840	$98,935	$(10,095)

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three month period ended June 30, 2013, operating lease revenue totaled $88.8 million, a decrease of $10.1 million as compared to the three month period ended June 30, 2012. The decrease was primarily due to (i) a decrease of $7.6 million due to lease terminations and aircraft off-lease, (ii) a decrease of $6.7 million due to aircraft sold in 2012 and 2013 and (iii) $3.3 million recognized from non-accrual lessees. These decreases were partially offset by (i) $17.0 million of end of lease revenue resulting from the termination of leases in 2013 compared to $14.1 million in 2012, (ii) additional revenue of $2.9 million from aircraft acquired in 2012 and 2013 and (iii) a $1.2 million decrease in net lease discount amortization associated with the GAAM portfolio.

For the three month periods ended June 30, 2013 and 2012, we recorded equity earnings from an unconsolidated subsidiary of $0.5 million and $2.3 million, respectively. We have a 57.4% interest in Fly-Z/C LP. On December 28, 2012 we sold our 15% interest in BBAM LP to Onex. Our equity earnings from BBAM LP were $1.9 million for the three month period ended June 30, 2012.

During the three month period ended June 30, 2012, we sold three aircraft and recognized gain on sale of aircraft of $8.5 million. No aircraft were sold during the three month period ended June 30, 2013.

Total expenses for the three month period ended June 30, 2013 totaled $83.8 million, an increase of $2.9 million compared to the corresponding period in the prior year. The increase was primarily due to an increase in expenses associated with delivering aircraft to new lessees.

Depreciation expense increased $0.9 million during the three month period ended June 30, 2013 to $35.2 million, compared to $34.3 million for the three month period ended June 30, 2012. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by declines in depreciation on aircraft we sold.

Interest expense was $29.2 million and $36.6 million for the three month periods ended June 30, 2013 and 2012, respectively. The decrease of $7.4 million was primarily due to (i) debt repayments made in 2013 and 2012, (ii) reduction in the notional amounts of the associated derivative instruments and (iii) lower interest rates from re-financings completed in 2013 and 2012. This decrease was partially offset by interest on borrowings under the Fly Acquisition II Facility.

Selling, general and administrative expenses were $9.6 million and $9.4 million for the three month periods ended June 30, 2013 and 2012, respectively. Share based compensation totaled $0.7 million and $0.8 million for the three month periods ended June 30, 2013 and 2012, respectively.

Maintenance and other leasing costs were $8.5 million and $1.8 million for the three month periods ended June 30, 2013 and 2012, respectively. The increase of $6.7 million was primarily due to aircraft maintenance expenses incurred during the three month period ended June 30, 2013 in connection with repossession of aircraft due to early lease terminations and preparing the aircraft for delivery to new lessees.

In connection with the repricing of the Term Loan in May 2013, we expensed a portion of the prepayment penalty paid to the lenders, and certain of the fees and expenses incurred totaling $2.1 million.

Provision for income taxes consisting primarily of Irish income tax was $0.8 million and $4.3 million for the three month periods ended June 30, 2013 and 2012, respectively. The effective tax rate was 12.1% and 14.3% for the three month periods ended June 30, 2013 and 2012, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.

Our consolidated net income was $5.9 million and $25.7 million for the three month periods ended June 30, 2013 and 2012, respectively.

Consolidated Statements of Income of Fly for the six months ended June 30, 2013 and 2012

	Six months ended June 30, 2013	Six months ended June 30, 2012
	(Dollars in thousands)
Revenues
Operating lease revenue	$196,214	$201,357
Equity earnings from unconsolidated joint ventures	903	4,128
Gain on sale of aircraft	6,451	8,489
Interest and other income	1,335	1,443

Total revenues	204,903	215,417

Expenses
Depreciation	69,743	68,493
Interest expense	60,185	73,650
Selling, general and administrative	19,258	18,778
Ineffective, dedesignated and terminated derivatives	(860)	(1,227)
Debt extinguishment costs	2,140	—
Maintenance and other costs	9,924	2,660

Total expenses	160,390	162,354

Net income before provision for income taxes	44,513	53,063
Provision for income taxes	5,753	6,947

Net income	$38,760	$46,116

	Six months ended June 30,		Increase/ Decrease
	2013	2012
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$155,058	$178,941	$(23,883)
End of lease revenue	47,552	29,955	17,597
Lease incentives	(3,840)	(3,302)	(538)
Other	(2,556)	(4,237)	1,681

Total operating lease revenue	$196,214	$201,357	$(5,143)

For the six month period ended June 30, 2013, operating lease revenue totaled $196.2 million, a decrease of $5.1 million as compared to the six month period ended June 30, 2012. The decrease was primarily due to (i) a decrease of approximately $12.9 million due to lease terminations and aircraft off-lease, (ii) a decrease of $11.4 million due to aircraft sold in 2012 and 2013, and (iii) recognition of revenues in 2012 totaling $5.0 million from non-accrual lessees. These decreases were partially offset by (i) $47.6 million of end of lease revenue resulting from the termination of leases in 2013 compared to $30.0 million in 2012, (ii) additional revenue of $5.0 million from aircraft acquired in 2012 and 2013 and (iii) a $2.2 million decrease in net lease discount amortization associated with the GAAM portfolio.

For the six month periods ended June 30, 2013 and 2012, we recorded equity earnings from an unconsolidated subsidiary of $0.9 million and $4.1 million, respectively. Our equity earnings from BBAM LP were $3.4 million for the six month period ended June 30, 2012. We sold our equity interest in BBAM LP in December 2012.

During the six month periods ended June 30, 2013 and 2012, we sold nine and three aircraft and recognized gains on sale of aircraft of $6.5 million and $8.5 million, respectively.

Compared to the corresponding period in the prior year, total expenses for the six month period ended June 30, 2013 decreased $2.0 million to $160.4 million. The decrease was primarily due to the reduction in interest expense.

For the six month periods ended June 30, 2013 and 2012, depreciation expense totaled $69.7 million and $68.5 million, respectively, an increase of $1.2 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by declines in depreciation on aircraft we sold.

Interest expense was $60.2 million and $73.6 million for the six month periods ended June 30, 2013 and 2012, respectively. The decrease of $13.4 million was primarily due to (i) debt repayments made in 2013 and 2012, (ii) reduction in the notional amounts of the associated derivative instruments and (iii) lower interest rate from re-financings completed in 2013 and 2012. This decrease was partially offset by interest on borrowings under the Fly Acquisition II Facility.

Selling, general and administrative expenses were $19.3 million and $18.8 million for the six month periods ended June 30, 2013 and 2012, respectively. Share based compensation totaled $2.5 million and $1.6 million for the six month periods ended June 30, 2013 and 2012, respectively.

Maintenance and other leasing costs were $9.9 million and $2.7 million for the six month periods ended June 30, 2013 and 2012, respectively. The increase of $7.2 million was primarily due to aircraft maintenance expenses incurred during the second quarter of 2013 in connection with repossession of aircraft due to early lease terminations and preparing the aircraft for delivery to new lessees.

In connection with the repricing of the Term Loan in May 2013, we expensed a portion of the prepayment penalty paid to the lenders, and certain of the fees and expenses incurred totaling $2.1 million.

Provision for income taxes consisting primarily of Irish income tax was $5.8 million and $6.9 million for the six month periods ended June 30, 2013 and 2012, respectively. The effective tax rate was 12.9% and 13.1% for the six month periods ended June 30, 2013 and 2012, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. In conjunction with the sale of aircraft owned by an Australian subsidiary in 2013, we partially reversed $2.1 million of the valuation allowance we had established against a deferred tax asset recorded in connection with the acquisition of GAAM’s Australian assets.

Our consolidated net income was $38.8 million and $46.1 million for the six month periods ended June 30, 2013 and 2012, respectively.

Liquidity and Capital Resources

Cash Flows of Fly for the six months ended June 30, 2013 and 2012

We generated cash from operations of $96.8 million and $92.3 million for the six month periods ended June 30, 2013 and 2012, respectively, an increase of $4.5 million.

For the six month period ended June 30, 2013, cash used in investing activities was $108.6 million compared to cash provided by investing activities of $23.8 million for the six month period ended June 30, 2012. At June 30, 2013, we sold nine aircraft and received net cash proceeds of $31.0 million. At June 30, 2012, we sold three aircraft and received net cash proceeds of $50.7 million. Lessor maintenance contributions totaled $9.1 million and $2.2 million for the six month periods ended June 30, 2013 and 2012, respectively. In the six month period ended June 30, 2013, we used $130.5 million of cash to purchase three aircraft. As compared to the corresponding period in 2012, we used $27.3 million of cash to acquire two aircraft.

Cash used in financing activities for the six month periods ended June 30, 2013 and 2012 totaled $12.0 million and $8.9 million, respectively. In the six month period ended June 30, 2013, we: (i) made repayments on our secured borrowings totaling $133.9 million, (ii) increased our restricted cash accounts by $19.3 million and (iii) made dividends and dividend equivalent payments of $13.0 million. These were partially offset by: (i) proceeds from secured borrowings of $139.0 million to partially finance aircraft acquisitions and (ii) net maintenance reserve receipts of $15.4 million. In the six month period ended June 30, 2012, we: (i) made repayments on our secured borrowings totaling $170.3 million and (ii) made dividends and dividend equivalent payments of $10.6 million. These were partially offset by (i) receipt of $87.3 million net proceeds from Notes sales, (ii) borrowings of $54.0 million to partially finance the acquisition of aircraft, (iii) reductions to our restricted cash accounts totaling $7.7 million and (iv) net maintenance payment liability receipts of $20.4 million.

Our Future Sources and Uses of Liquidity

Our primary sources of liquidity are cash on hand and cash generated by our aircraft leasing subsidiaries. We are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, to pay dividends, and to grow our fleet. Our existing subsidiaries use funds generated from aircraft rents to pay their operating expenses and to meet their debt service requirements. They may be restricted from making distributions to us pursuant to the agreements governing their financing arrangements. For example, substantially all cash flow after payment of expenses generated by aircraft financed by our Notes Payable, the Nord LB Facility, and the BOS Facility must be used for debt service and is not available for distribution to us. Our business is very capital intensive, requiring significant investment in order to expand and maintain our fleet.

We have previously announced a target of $300 to $500 million of aircraft acquisitions in 2013. We have now acquired six aircraft for approximately $330 million in 2013 and expect to exceed the high end of our growth target of $500 million. In the second quarter of 2013, we purchased three Boeing 737-800 aircraft. In July 2013, we purchased two additional Boeing 737-800 aircraft and one Boeing 777-300ER aircraft. We have further identified a robust pipeline of additional acquisitions to meet our growth target. We intend to finance these acquisitions with borrowings under the Fly Acquisition II Facility or other secured debt financing and our unrestricted cash.

At June 30, 2013, we had $139.3 million of unrestricted cash. On July 3, 2013, we increased the total commitments under the Fly Acquisition II Facility from $250 million up to $450 million. At June 30, 2013, $139.0 million was drawn under the Fly Acquisition II Facility. In July 2013, we closed our underwritten public offering of 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS, generating net proceeds of approximately $172.6 million. The proceeds of the equity offering will be used for general corporate purposes including the acquisition of aircraft.

We will need access to additional capital if we are to grow beyond our current acquisition pipeline and to refinance our debt. Our ability to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors which includes our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the availability of capital.

In addition to investment in our fleet, our short-term liquidity needs include working capital for operations, debt service and cash to pay dividends to our shareholders. Including the ADSs issued in connection with our underwritten public offering, our quarterly dividend of $0.22 per share would require approximately $9.1 million of cash each quarter. We expect that cash on hand and cash flow provided by operations will satisfy our liquidity needs through at least the next twelve months.

Dividends and Share Repurchases

From February 2009 to May 2012, we paid quarterly dividends of $0.20 per share. Commencing August 2012, we paid quarterly dividends of $0.22 per share, representing a 10% increase in the quarterly dividend. On July 15, 2013, we declared a dividend of $0.22 per share payable on August 20, 2013 to shareholders of record on July 31, 2013. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

We had a $25.0 million share repurchase program which expired in May 2013. On May 1, 2013, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2014. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. However, we may incur additional expenses in connection with early lease terminations or repossession of aircraft. For the six month period ended June 30, 2013, we received $27.2 million of maintenance payments from lessees, made maintenance reserve disbursements of $11.7 million and also made maintenance contributions of $9.1 million.

Financing

As of June 30, 2013, we had $2.0 billion of aircraft secured debt outstanding, net of unamortized debt discount. Of this amount, $1.7 billion is non-recourse to Fly Leasing Limited, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. We currently have the following non-recourse debt facilities that provide financing against multiple aircraft:

Facility(1)	Amount Outstanding at June 30, 2013(2)	Number of Aircraft Financed	Maturity Dates
Notes Payable	$633.5 million	35	November 2033
Nord LB Facility	$489.1 million	18	November 2018
BOS Facility	$212.2 million	9	September 2013 – December 2017(3)
Fly Acquisition II Facility	$138.7 million	5	July 2018(4)

(1)	Excludes $226.6 million outstanding under non-recourse financing facilities for single aircraft.
(2)	Excludes unamortized debt discount.
(3)	Debt maturities match lease maturities.
(4)	On July 3, 2013, the total commitment under the Fly Acquisition II Facility was increased to $450.0 million and the maturity date was extended to July 2018.

The maturity dates for these loans range from September 2013 to November 2033. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against Fly Leasing Limited for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on non-recourse loans if and when we believe that the aircraft and other assets that secure a loan are worth less than the amounts outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

Securitization

On October 2, 2007, our subsidiary, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, we sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, we sold the remaining $106.7 million principal amount of Notes for $87.3 million. The resulting discount of $26.4 million is being amortized over the remaining term of the Notes. As a result of this re-sale, we no longer hold any Notes and the outstanding principal amount of Notes is $633.5 million as of June 30, 2013, compared to $660.4 million at December 31, 2012.

The Notes bear interest at an adjustable interest rate equal to one-month LIBOR plus 0.67%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with a portion of the Notes.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, all revenues collected during each monthly period have been applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments. Principal payments during the six month period ended June 30, 2013 totaled $27.0 million.

During the six months ended June 30, 2013, two aircraft that secured the Notes were sold. In June 2012, three aircraft were sold, and in July 2012, the Company repaid debt of $38.8 million associated with these aircraft. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to certain financial and operating covenants. As of June 30, 2013, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of June 30, 2013, B&B Air Funding had not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of our cash. The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

Nord LB Facility

In connection with 18 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). On February 6, 2012, we completed an extension of the Nord LB Facility to November 2018. We paid $25.0 million to Nord LB which was applied towards repayment of outstanding principal amounts on February 14, 2012.

The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap arrangements. The blended weighted average interest rate for the Nord LB Facility, excluding the debt discount amortization, was 4.17% as of June 30, 2013.

Under the terms of the Nord LB Facility:

•

We pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

•

Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from the termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the Nord LB Facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

•

In the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of aircraft. As of June 30, 2013, $489.1 million was outstanding under the Nord LB Facility and there was no default under the facility.

BOS Facility

In connection with 21 of the 49 acquired aircraft in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). At June 30, 2013, nine of these aircraft were financed through this facility. The BOS Facility consists of individual loans with respect to each financed aircraft which generally have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and effectively cross-defaulted, and the lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default on any loan.

As of June 30, 2013, the outstanding balance under the BOS Facility was $212.2 million.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 6.22% for the senior tranche and 7.74% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 1.63% for the senior tranche and 2.90% for the junior tranche. The weighted average interest rate on all outstanding amounts was 5.25% as of June 30, 2013, excluding the debt discount amortization. As of June 30, 2013, interest accrued on the facility totaled $0.4 million.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, beginning in June 2013, we are required to pledge the free cash flow from the financed aircraft as additional collateral for the lenders. We are also required to prepay the loan on any aircraft upon the lease termination or sale of such aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to six months, during which interest (but no principal) is payable. If we re-lease the aircraft during this six month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

If any lessee fails to make a payment of rent on a financed aircraft, we may pay the interest and principal due under the loan from our own funds on four successive occasions or on any six occasions. If a lease event of default continues and we are no longer permitted to make such payments, the lenders may instruct us to terminate the relevant lease agreement and we would be required to re-pay the loan subject to the six month remarketing period described above.

Two aircraft in the BOS Facility were refinanced during the six month period ended June 30, 2012, resulting in repayments of $34.4 million.

There are no financial covenants in the BOS Facility. However, the BOS Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the finance aircraft. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of aircraft.

As of June 30, 2013, there was no default under the BOS Facility.

Term Loan

On August 9, 2012, through a wholly-owned subsidiary, we entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at a discount of 4%, or $15.8 million, bearing interest at one month LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%. The Term Loan was originally secured by 23 aircraft.

On December 18, 2012, we re-priced the Term Loan to reduce the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, we paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million.

On May 21, 2013, we completed a second re-pricing of the Term Loan to further reduce the interest rate margin to 3.50% and the LIBOR floor was reduced by 0.25% to 1.00%. In conjunction with this re-pricing, we paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

The debt proceeds received from the Term Loan were applied towards (i) full repayment of the B&B Air Acquisition Facility which financed 16 aircraft and (ii) repayment of seven loans which were previously financed in the BOS Facility.

The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. We made a principal payment of $9.9 million during the six month period ended June 30, 2013. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of June 30, 2013, there was no breach of the LTV Maintenance Test. We are required to seek new appraisals semi-annually.

Until May 2014, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by Fly on a recourse basis. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed by the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

There are no financial covenants in the Term Loan. However, the subsidiaries are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Term Loan also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and leasing of aircraft. We may substitute an aircraft with an appraised value equal to or greater than the subject aircraft provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

As of June 30, 2013, $380.2 million was outstanding under the Term Loan. During the six month period ended June 30, 2013, we sold one aircraft financed through the Term Loan and as a result, 22 aircraft were financed under the Term Loan as of June 30, 2013.

In July 2013, we purchased one Boeing 737-800 aircraft using a combination of unrestricted cash and proceeds from the sale of an aircraft previously financed under this facility. The acquired aircraft replaced the aircraft that was sold as collateral under this facility.

As of June 30, 2013, there was no default under the Term Loan.

Fly Acquisition II Facility

On November 7, 2012, we entered into a senior secured revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million. On July 3, 2013, we increased total commitments under the Fly Acquisition II Facility up to $450.0 million. The availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period, with a final maturity date of July 3, 2018. We will pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. The applicable margin has been reduced by 0.50% to 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period

Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of such funding. All borrowings under the Fly Acquisition II Facility are subject to the satisfaction of certain conditions and the administrative agent’s consent, including the absence of a continuing default and the accuracy of representations and warranties.

During the availability period, we may re-borrow amounts repaid to the lenders. During the second quarter of 2013, we purchased three Boeing 737-800 aircraft manufactured in 2013. To finance the acquisitions, we used a combination of unrestricted cash and $94.6 million drawn under the Fly Acquisition II Facility. In addition, we refinanced two aircraft originally financed under the BOS Facility using a combination of unrestricted cash and $44.4 million drawn under the facility. At June 30, 2013, five aircraft were financed through this facility.

During the availability period, we are required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

We may make voluntary prepayments under the Fly Acquisition II Facility. In addition, we are required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the current market value or base value appraisal. The outstanding aggregate amount of loans cannot exceed the sum of (x) the aggregate borrowing base of all aircraft and (y) if there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then 50% of maintenance reserves paid with respect to the aircraft and pledged to the lenders.

Borrowings are secured by the beneficial interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, we are required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans.

We are subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft.

As of June 30, 2013, $138.7 million was outstanding under the Fly Acquisition II Facility and there was no default under this facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into additional borrowings to finance the acquisition of aircraft. These borrowings are usually structured as individual loans that are secured by pledges of our rights, title and interest in the financed aircraft and related leases. To the extent that multiple aircraft are financed within a single facility, the loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

As of June 30, 2013, other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from December 2013 to February 2019. As of June 30, 2013, the total principal outstanding pursuant to these loans was $226.6 million, with interest rates ranging from 1.71% to 7.20%.

In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the underlying debt and derivative contracts associated with the aircraft.

As of June 30, 2013, there was no default under any of these debt financings.

Capital Expenditures

We have previously announced a target of $300 to $500 million of aircraft acquisitions in 2013. We have now acquired six aircraft for approximately $330 million in 2013 and expect to exceed the high end of our growth target of $500 million. In the second quarter of 2013, we purchased three Boeing 737-800 aircraft. In July 2013, we purchased two additional Boeing 737-800 aircraft and one Boeing 777-300ER aircraft. We have further identified a robust pipeline of additional acquisitions to meet our growth target. We intend to finance these acquisitions with borrowings under the Fly Acquisition II Facility or other secured debt financing and our unrestricted cash.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of June 30, 2013, the weighted average age of the aircraft in our portfolio was 9.4 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into leases under which we receive a portion of the lease payments in Australian dollars. To mitigate the exposure to foreign currency fluctuations associated with these leases, we entered into foreign currency derivative transactions. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of June 30, 2013, 87 out of our 97 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 10 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $20.7 million, and would have increased or decreased our revenues by $1.9 million on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. As of June 30, 2013, the fair market value of our interest rate swap derivative liabilities, excluding accrued interest, was $27.5 million. The fair market value of our interest rate swap derivative assets, excluding accrued interest, was $8.3 million. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative liabilities by approximately $9.7 million or $10.0 million, respectively. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative assets by approximately $26.9 million or $25.2 million, respectively.

Foreign Currency Exchange Risk

We have leases pursuant to which we receive part of the lease payments in Euros or Australian dollars. We have entered into foreign currency hedging transactions related to these leases. Because of our swap agreements, changes in the foreign currency exchange would not have a material impact on our cash flows.

Item 4.	Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2013, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended June 30, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 15, 2013 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

On July 31, 2013, Sean Donlon announced his resignation from the board of directors of the Company effective August 15, 2013. Mr. Donlon informed the Company that he was resigning in light of his appointment as an executive director of the European Bank for Reconstruction and Development.

Also on July 31, 2013, the board of directors of the Company elected Pat O’Brien to the board of directors of the Company effective August 15, 2013. Prior to his retirement in April 2011, Mr. O’Brien was a Partner at KPMG Dublin for 24 years, which he joined in March 1979. During his tenure with KPMG, Mr. O’Brien specialized in the aircraft leasing and financing sector and served as the tax adviser to a number of aircraft lessors and financiers in this sector. Mr. O’Brien has also worked with the Irish Department of Finance on legislative amendments affecting the aircraft leasing sector and has been published by the Irish Taxation Institute. Mr. O’Brien is a director of Airspeed Limited, Eirtech Aviation Limited, Amentum Capital Limited and VGS Holdings Limited. Mr. O’Brien also serves as a director on the boards of Rabobank Ireland plc and ACC Bank plc. Mr. O’Brien is a Commerce graduate of the University College Dublin.

Mr. O’Brien will serve as a member of the Audit, Nominating and Corporate Governance, and Compensation Committees. Susan M. Walton will replace Mr. Donlon as chairperson of the Nominating and Corporate Governance Committee.

Item 6.	Exhibits

Exhibit Number	Description of Exhibit

10.1	Second Amendment to Credit Agreement dated May 21, 2013

10.2	Amended and Restated Senior Secured Credit Agreement dated July 3, 2013